# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Janover Inc., CIK 0001805526
CUSIP: 47100L202
Title of class of securities: Common
Address of issuer's principal executive offices: 6401 CONGRESS AVE, STE 250, BOCA RATON, Florida (FL), 33487
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001799968

## Reporting persons
- GROUNDBREAKER TECHNOLOGIES INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 85,062; shared voting power 0; sole dispositive power 85,062; shared dispositive power 0; aggregate amount beneficially owned 85,062 (6% of the class)

## Item 1. Issuer
Name of issuer: Janover Inc.
Address of issuer's principal executive offices: 6401 CONGRESS AVE, STE 250, BOCA RATON, FLORIDA, 33487.

## Item 2. Person Filing
Name of person filing: Groundbreaker Technologies, Inc.
Address of principal business office or, if none, residence:
900 N. Michigan Avenue, Suite 1600
Chicago, IL 60611
Citizenship: USA

## Item 4. Ownership
Amount beneficially owned: 85,062 shares of Common stock
Percent of class: 6.0%
Sole power to vote or to direct the vote: 85,062
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 85,062
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GROUNDBREAKER TECHNOLOGIES INC.: Justin Smollar, Director (12/31/2024)